June 12, 2009

Ms. Heather Clark
Division of Corporation Finance
100 F Street, N.E.
Washington DC 20549

Mail Stop 3561

RE:          iDcentrix, Inc.
Form 10-K for the fiscal year ended January 31, 2009
Filed May 15, 2009
File No. 000-51263

Dear Ms. Clark:

We are in receipt of your comment letter of June 1, 2009 regarding our Form 10-K for the fiscal year ended January 31, 2009 (copy enclosed).  We have reviewed the comments included in that letter and offer the following responses.

Financial Statements, Page F-1
Consolidated Statements of Operations Page F-4

1.           We note that you have classified the impairment of the sublicense as a component of other income (loss).  Please revise to reflect this impairment charge as a component of your loss from operations.  Refer to the guidance outlined in paragraph 25 of SFAS 144.

We have reviewed the comment and based upon our review of SFAS 144, we agree with the Commission’s interpretation that the impairment charge should have been included in determining our loss from operations for the year ending January 31, 2009.

On a prospective basis, the Company will reclassify this amount to reflect such cost as a component of its loss from operations in its future quarterly and annual filings which require the company (as a development stage enterprise) to present an inception to date statement of operations. We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements so the readers are fully informed of the reason for the reclassification.  The Company does not believe the reclassification of this amount requires a revision of its previously filed Statement of Operations that was included in our annual report on Form 10K filed for the year ending January 31, 2009 on May 15, 2009.

The Company made this decision based upon its review and analysis of SEC Staff Accounting Bulletin 108 that references FASB Concepts Statement No. 2, “Qualitative

Characteristics of Accounting Information,” which indicates that an error is material if, “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  We believe that the proper classification of the impairment charge would not impact the judgment of a reasonable person relying on the financial statements.  We reached this conclusion based upon the following facts; i) the Company is a development stage company without any revenue, ii) the impairment charge is only 8% of total expenses for the year and 4% of total expenses since inception, iii) the impairment charge is a non-cash item and does not impact current or future cash flow, and iv) the reclassification will not result in a change in reported net income or earnings per share.  SAB 108 continues to state, “Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  Such correction may be made the next time the registrant files the prior year financial statements.”  We propose to properly classify the impairment charge as part of our income from operations in our Accumulated Losses from Inception beginning with our first quarter 10-Q for the three months ended April 30, 2009 and then reflect the prior year reclassification in our 10-K for the year ended January 31, 2010.

Note 1 – Description of the Business, Page F-7

2.           Please clarify why, if the shares of iDcentrix were exchanged for shares of Sterling Gold on a one-for-one basis, iDcentrix was “deemed” to have issued an additional 13,480,000 shares of common stock to the shareholders of Sterling Gold.  If the shares of iDcentrix were exchanged one-for-one with those of Sterling Gold, it is unclear why stock issued of 13,480,000 does not reconcile with the 18,762,000 shares issued per page 2 of your Form 10-K.  If Sterling Gold exchanged 18,762,000 shares and IDCX exchanged 13,480,000 shares, it appears as though the exchange ratio was 1.3918 shares of Sterling Gold received for every 1 share of IDCX.  Please clarify in your response and in your future disclosures.

We appreciate the Commissions comments, and the Company intends to modify its description of this exchange in future filings to clarify the amount of shares issued.

On January 31, 2008, the Company consummated a Share Exchange Agreement with Sterling Gold Corp. Pursuant to the terms of the Share Exchange Agreement all of the issued and outstanding common shares of iDcentrix were exchanged on a one-for–one basis for common shares of Sterling Gold Corp. The acquisition was accounted for as a reverse merger (recapitalization) with iDcentrix deemed to be the accounting acquirer and Sterling Gold deemed to be the legal acquirer. As such, the consolidated financial statements herein reflect the historical activity of iDcentrix since its inception, and the historical stockholders’ equity of iDcentrix has been retroactively restated for the equivalent number of shares received in the exchange after giving effect to any differences in the par value offset to paid in capital. Prior to the share exchange iDcentrix had 18,762,000 shares of common stock issued and outstanding and Sterling Gold had 13,480,000 shares of common stock issued and outstanding.  Each share of iDcentrix common stock was exchanged for one share of Sterling Gold common stock.  For accounting purposes, iDcentrix was deemed to have issued 13,480,000 shares of its common stock to the former Sterling Gold shareholders.  Accordingly, after the share exchange there was a total of 32,242,000 shares of common stock issued and outstanding.  Upon the exchange, the Company reflected the receipt of Sterling Gold’s net assets, including $503,055 of cash less the costs of the reverse merger of approximately $59,000, as an adjustment to paid-in capital.

Our future filings will incorporate this explanation into Note 1 – Description of the Business.

We also acknowledge the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this adequately resolves the comments made by the Commission.  If you have any further questions, you may reach me at 818.481.0735.

Sincerely,

/s/ David Fractor
David Fractor
Chief Financial Officer